Exhibit 99.2

Hello Everyone,

My name is Maxine from the Research Team here at Masterworks.

We are pleased to present xBxexaxdxexdx xHxexaxdx by the renowned artist, Simone Leigh.

Simone Leigh is an American sculptor, video and performance artist whose work centers and imaginatively expands the historical record as it pertains to the black femme experience.

The Artwork is a striking example from Simone Leigh’s series of rosette-covered busts. The Artwork’s  inclusion of beads on her face is a rare but consistent motif by Simone Leigh. Similar beaded face busts are held in the permanent collections of the Art Institute of Chicago and  the U.S. State Department’s Art in Embassies initiative. In February 2023, Masterworks exited a different sculpture by Simone Liegh, achieving our highest IRR to date of 325.5%.

So why do we like this painting? Three reasons:

One: The annual appreciation of similar works is 48.6% from October 2, 2019, to June 27, 2023.

Two: Auction records for busts by Simone Leigh that are similar in style, scale, and period are led by Clarendon, which sold for around $1million at Phillips London on June 30, 2022, and Blue/Black, which sold for around  $740,000 at Sotheby’s London on June 29, 2022.

Three:  Between 2022 and 2023 Leigh’s auction turnover grew by 34%, and the average price paid at auction for her work grew by 13%.

Thank you for joining us, and we look forward to introducing you to this incredible work by Simone Leigh.